For Immediate Release

Norsat Updates Shareholders on Wireless Network Initiatives

Vancouver, British Columbia – January 27, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that its contract with Bluemoon has expired and not renewed. As a result, five million shares of Norsat held in escrow have been returned to Norsat, a highly accretive action for shareholders. While this contract has dissolved, it has been very fruitful in creating many new relationships for Norsat increasing its prospects as a solutions provider within the rapidly expanding wireless broadband market.

“We continue to remain focused within the wireless broadband markets, where there are many significant global niche markets for Norsat to profit from,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “While we constantly continue to review opportunities within this fast-growing industry, we are pleased with the progress to date, primarily with our initiative in Malawi, that meets our goal of being a premier wireless broadband solutions provider to remote and austere locations. Concurrently, we are pleased to return a sizable block of stock to the treasury, which will be immediately accretive to shareholders.”

About Norsat International Inc.
Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services.

For further information, please contact:

Norsat International Inc.

Corporate Communications

Caren Holtby, 604-821-2811

choltby@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370-4500;

adam@wolfeaxelrod.com

Forward Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.